

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05046102

February 28, 2005

Samual K. Lee
Associate General Counsel,
Corporate, Finance and Ventures
Xerox Corporation
Office of General Counsel
800 Long Ridge Road
Stamford, CT 06904

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: Xerox Corporation
Incoming letter dated January 20, 2005

Dear Mr. Lee:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Xerox by S. David Coriale. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: S. David Coriale
1242 Conifer Cove Lane
Webster, NY 14580


MAR 08 2005
THOMSON
FINANCIAL



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Expensing Stock Options

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated November 29, 2004 from S. D. Coriale ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2005 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com



The Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(7) under Regulation 14A because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) Company's Ordinary Business Operations

Since the time the Proponent submitted the Proposal in December 2004, the FASB issued a final ruling requiring companies to recognize compensation such as stock options as an expense ("FAS 123R"). The requirements of FAS 123R are effective for public companies such as the Company starting with the first interim and annual reporting periods beginning after June 15, 2005 and apply to all awards granted, modified or cancelled after that date (FAS 123R). As a result of the issuance of FAS 123R and its requirement that the Company expense stock options in accordance with GAAP (of which FAS 123R is a part), the Company is required to expense in the Company's annual income statement the cost of all stock options issued or granted by the Company for its fiscal year ending December 31, 2005. The Proposal, even if adopted at the annual meeting of shareholders, would reach the same result.

Rule 14a-(8)(i)(7) permits a company to exclude a shareholder proposal if such proposal "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal deals with its ordinary business operations.

The Proposal requests that "...the Board of Directors establish a policy of expensing in the Company's annual income statement the cost of all stock options issued or granted by the Company." The Staff has clearly stated its policy of rejecting the exclusion of proposals regarding the expensing of stock options when companies argue that the decision as to which of a variety of methods should be used to treat stock options relates to the ordinary business matters of a company. *See National Semiconductor* (avail. December 6, 2002).

The Staff does permit, however, the exclusion of shareholder proposals that infringe upon a company's ordinary business operations when the proposals seek to address the implementation of legal compliance. *See Costco Wholesale Corporation* (avail. December 11, 2003) (permitting the exclusion of proposal to implement a "code of ethics" addressing corruption and bribery, as such matters are part of the company's legal compliance and therefore ordinary business operations) ("*Costco*"); *Crown Central Petroleum Corporation* (avail. February 19, 1997) (permitting the exclusion of proposal requesting investigation as to whether the company was in compliance with applicable laws regarding sales of cigarettes to minors, as ordinary business operations) ("*Crown*"); *International Business Machines Corporation* (avail. March 2, 2000) (permitting the exclusion of proposal that related to company's ongoing legal compliance activities).

In *Costco*, the company sought to exclude a proposal to determine, among other facts, whether the company was in violation of the Foreign Corrupt Practices Act, and the Staff permitted the proposal to be excluded. In *Crown*, the Staff permitted the exclusion of a

XEROX®

proposal to investigate whether the company and its franchisees were in compliance with applicable laws regarding sales of cigarettes to minors. Similarly, the Proposal seeks to "establish a policy" for the Company with respect to a matter with which the Company has a legal requirement to comply as a result of the issuance of FAS 123R. Because the Staff has consistently allowed the exclusion of other proposals seeking to address legal compliance, we believe that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(7), as it relates to the Company's ordinary business operations.

Accordingly, the Proposal may properly be excluded.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Copy of Proposal
cc: The Association of Retired Xerox Employees, Inc.
(Attn: S. D. Coriale)

XEROX®

EXHIBIT A

(See Attached.)

S. David Coriale
1242 Conifer Cove Lane
Webster, New York 14580
Email: dcoriale@frontiernet.net

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATING TO EXPENSING STOCK OPTIONS".

I am the owner of 500 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Fidelity Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2005 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,



S. D. Coriale

STOCKHOLDER PROPOSAL RELATING TO EXPENSING STOCK OPTIONS

Resolved: The shareholders of Xerox Inc. (the "Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the cost of all stock options issued or granted by the Company.

Supporting Statement: Of the two alternative accounting rules currently in use, our Company has chosen to describe the effect of the awards on diluted earnings per share in a footnote in the annual report instead of expensing them. We believe our Company should follow the example of companies like Microsoft that have voluntarily agreed to expense stock options thereby providing the truest measure of earnings performance and in particular, management's performance.

We believe:

1. The failure to expense stock options distorts reported earnings because if options are not expensed, a company that pays its executives in stock options appears to have lower compensation costs and therefore artificially higher earnings which in turn can be used to justify higher stock option grants to the senior executives.

2. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of inappropriate corporate strategies designed to promote short-term stock price rather than long-term corporate value. For the three years ending in 2003, a total of 5,780,500 options were granted to the 5 senior Company executives.

3. Fundamentally, stock options dilute shareholder value through the release of additional shares in the marketplace.

4. Berkshire Hathaway CEO Warren Buffett, a well known successful value investor has asked the question on repeated occasions, 'If stock options are not an expense, what is it?' Most agree that stock options are an expense but disagree as to how the expense is calculated or estimated, but the inherent uncertainties involved do not excuse companies from making their best estimate of these, or any other, expenses. It is better to be approximately right than precisely wrong.

5. It is unfair and disingenuous when retiree medical costs are expensed and executive stock options are not. It causes the company to transfer more medical costs to the recent retirees, many of whom provided 30 or more years of loyal service, while executives reap the benefits of stock options in a rising stock market, often having little to do with management. Many retirees can ill afford the additional medical expenses while the executive class can afford it the most. Unequal treatment is clearly inconsistent with the long stated Xerox values.

6. We oppose giving stock options preferential accounting treatment over other forms of executive compensation that may better align the interests of executives and shareholders.

7. Many institutional investors, government regulators, and corporate governance advocates are in favor of expensing stock options.

Congress has currently placed a hold on the mandatory expensing of stock options as ruled by the Financial Accounting Standards Board. Nevertheless, we believe that voluntarily expensing options sends a signal to investors that our Company is committed to accounting transparency and corporate governance best practices

I urge shareholders to vote **FOR** this proposal.

Submitted by Samuel Coriale, 1242 Conifer Cove Lane, Webster, NY 14580



November 19, 2004

Samuel David Coriale
1242 Conifer Cove Lane
Webster, NY 14580-9587

Dear Mr. Coriale:

I received your request to provide you with a confirmation of ownership of Xerox Corp. common stock, Cusip: 984121103.

I am able to confirm that you purchased 500 shares of Xerox Corp. common stock on May 14, 2003 at a price of $14.95 a share and have continued to hold all 500 shares in your Fidelity Brokerage Traditional IRA account, 123-406945.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984 extension 7052. I am available Monday through Friday 8:30 a.m. to 5:00 p.m. Eastern time. Thank you for doing business with Fidelity Investments.

Sincerely,



Greg Mastrangelo
Client Service Specialist

Our File: W016910-17NOV04

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xerox Corporation
Incoming letter dated January 20, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all stock options issued or granted by the company.

We are unable to concur in your view that Xerox may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Xerox may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor